January 4, 2010

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549-4561

Re:         City Holding Company
Form 10-K for year ended December 31, 2008, Filed March 4, 2009
Proxy Statement 2008, Filed March 27, 2009
Form 10-Q for the period ended September 30, 2009, Filed November 6, 2009
File No. 000-11733

Dear Mr. Friar:

Pursuant to my conversation with Benjamin Phippen, Staff Accountant, and his instruction, I am writing to confirm my telephone conversation with Mr. Phippen on Monday, January 4, 2010 regarding the December 29, 2009 staff comment letter on the above referenced filings. Due to holiday schedules of certain senior management of the registrant, we did not receive the staff comment letter until January 4, 2010.  We expect to file our response to the staff comment letter by January 15, 2010.

Please feel free to contact me directly at 304-769-1169 should you have any questions.

Sincerely

David L. Bumgarner
Sr. Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Mr. Robert D. Johnson, (Ernst & Young, LLP)
Mr. Charles D. Dunbar (Jackson Kelly PLLC)